================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE PERIOD ENDED DECEMBER 31, 2004

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                        COMMISSION FILE NUMBER 001-14141

                            AVIATION COMMUNICATIONS &
                        SURVEILLANCE SYSTEMS 401(K) PLAN

              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

       AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                      INDEX TO FINANCIAL STATEMENTS

                                                                         PAGES
                                                                         -----

 Report of Independent Registered Public Accounting Firm                   2

 Financial Statements:
     Statements of Net Assets Available for Benefits
     at December 31, 2004 and 2003                                       3-4

     Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2004                                  5

 Notes to Financial Statements                                          6-12

 Note: The supplemental schedules required by Section 2520.103-10 of the
 Department of Labor Rules and Regulations for Reporting and Disclosure
 under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Aviation Communications & Surveillance Systems 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviation Communications & Surveillance Systems 401(k) Plan (the "Plan")
at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the
Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
------------------------------
    PricewaterhouseCoopers LLP

New York, New York
June 24, 2005

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2004
                                 (IN THOUSANDS)



                                          Participant          Non-Participant
                                           Directed                Directed                  Total
                                         --------------        --------------            --------------

Assets:

  Investment in Master Trust             $       6,077          $      1,682              $      7,759

                                         --------------        --------------            --------------
Net assets available for benefits        $       6,077          $      1,682              $      7,759
                                         ==============        ==============            ==============


                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2003
                                 (IN THOUSANDS)



                                                      Participant          Non-Participant
                                                       Directed                Directed                  Total
                                                     --------------        --------------            --------------

Assets:

  Investment in Master Trust                           $     3,436           $     1,255               $     4,691

                                                     --------------        --------------            --------------
Net assets available for benefits                      $     3,436           $     1,255               $     4,691
                                                     ==============        ==============            ==============


                       See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                 (IN THOUSANDS)



                                                                                Non-
                                                    Participant             Participant
                                                     Directed                 Directed                Total
                                                 ------------------        ---------------        --------------

Additions:

  Contributions:
      Participant
                                                   $         1,038           $         --         $      1,038
      Company                                                   --                    662                  662
      Rollover                                                 332                     --                  332

  Investment income:
    Net appreciation in the fair value
       of investment in Master Trust                           771                    380                1,151
    Interest and dividend income                                92                     11                  103
    Interest (participant loans)                                 8                     --                    8

  Transfers from non-participant directed
     funds to participant directed funds                       549                   (549)                  --
                                                 ------------------        --------------        --------------

      Total additions                                        2,790                    504                3,294
                                                 ------------------        --------------        --------------

Deductions:

Benefit payments and other deductions                          149                     77                  226
                                                 ------------------        --------------        --------------

Net increase                                                 2,641                    427                3,068

Net assets available for benefits,
   beginning of period                                       3,436                  1,255                4,691
                                                 ------------------        --------------        --------------

Net assets available for benefits,
    end of period
                                                   $         6,077           $      1,682         $      7,759
                                                 ==================        ==============        ==============


                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

General
-------

The Aviation Communications & Surveillance Systems 401(k) Plan (the "Plan") was
established effective June 1, 2001. Aviation Communications & Surveillance
Systems, LLC (the "Company") maintains the Plan for its eligible employees.
Employees of the Company who were participants in the L-3 Communications Master
Savings Plan (the "Prior Plan") became participants in the Plan on June 1, 2001.
The following description of the Plan provides only general information.
Complete descriptions of the Plan, including eligibility requirements and vesting provisions, are contained in the Plan documents.

The Plan is a defined contribution 401(k) plan and is administered by the
Benefit Plan Committee ("Plan Administrator") appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974 ("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications
Master Savings Plan Trust (the "Master Trust"), managed by Fidelity Management
Trust Company ("FMTC"), as Trustee.

Contributions
-------------

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code ("IRC") of
1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2004 to $13,000 for participants under 50 years of age and
$16,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon.

The Company matches 50% of participants' contributions up to a maximum participant elected contribution percentage of 8% of compensation, which increases to 100% of participants' contributions, up to 8% of compensation after five years of service. Company contributions are made in shares of L-3
Communications Holdings, Inc. common stock. Contributions are subject to IRC limitations.

Vesting
-------

On June 1, 2001, participants of the Plan who were participants in the Prior
Plan on May 31, 2001 became fully vested in Company contributions and earnings thereof in the Prior Plan. The table below presents the normal vesting schedule for Plan participants. Participants will also become fully vested in Company contributions of the Plan upon 1) disability, 2) death or 3) the participants
65th birthday if the participant is actively employed by the Company.

                 Completed Years of Service         Vested Percentage
                 --------------------------         -----------------
                         Less than 1                       0%
                              1                            20%
                              2                            40%
                              3                            60%
                              4                            80%
                          5 or more                       100%

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant account balances from the Prior Plan may not be transferred into the
Plan without the approval of the Benefit Plan Committee and such account balances are excluded from the Plan's statement of net assets available for benefits at December 31, 2004 and 2003.

Master Trust Investment Options
-------------------------------

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund - This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. ("L-3 Holdings") common stock and money market funds. L-3 Holdings is the parent company of L-3 Communications
Corporation. This fund represented 47.1% and 42.9% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

Calamos Growth Fund Class A - This fund is designed to seek long-term capital growth and invest in securities of companies that offer above-average potential for earnings growth. This fund was added as an investment option in 2004 and represented 3.1% of the Plan's investment in the Master Trust at December 31,
2004.

Dodge & Cox Income Fund - This fund is designed to invest in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody's. This fund was added as an investment option in 2004 and represented less than one percent of the Plan's investment in the Master Trust at December 31, 2004.

Dodge & Cox Stock Fund - This fund is designed to seek long-term growth of principal and income, and invest primarily in a broadly diversified portfolio of common stocks. This fund was added as an investment option in 2004 and represented 1.2% of the Plan's investment in the Master Trust at December 31,
2004.

Fidelity Diversified International Fund - This fund is designed to seek capital growth and invest primarily in non-U.S. equity securities. This fund was added as an investment option in 2004 and represented 3.0% of the Plan's investment in the Master Trust at December 31, 2004.

Fidelity Freedom Funds - These funds are designed to invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide asset allocation with moderate risk. Each Fidelity Freedom Fund has a target retirement date and will gradually adopt a more conservative asset allocation over time.

     Fidelity Freedom 2000 Fund - This fund is designed to invest in Fidelity stock mutual funds, Fidelity bond mutual funds and Fidelity money market funds and is targeted to investors who expect to retire in the near future.
     This fund represented less than one percent of the Plan's investment in the
     Master Trust at December 31, 2004 and 2003.

     Fidelity Freedom 2010 Fund - This fund is designed to invest in Fidelity stock mutual funds, Fidelity bond mutual funds and Fidelity money market funds and is targeted to investors who expect to retire around the year

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

     2010. This fund represented 1.2% and 1.4% of the Plan's investment in the
     Master Trust at December 31, 2004 and 2003, respectively.

     Fidelity Freedom 2020 Fund - This fund is designed to invest in Fidelity stock mutual funds and Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented
     5.1% and 4.8% of the Plan's investment in the Master Trust at December 31,
     2004 and 2003, respectively.

     Fidelity Freedom 2030 Fund - This fund is designed to invest in Fidelity stock mutual funds and Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented
     2.8% and 3.0% of the Plan's investment in the Master Trust at December 31,
     2004 and 2003, respectively.

Fidelity Ginnie Mae Fund - Funds are designed to invest for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S.
Government. This fund represented 3.2% and 3.9% of the Plan's investment in the
Master Trust at December 31, 2004 and 2003, respectively.

Fidelity Growth & Income Portfolio - Funds are designed to invest mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 4.3% and 5.1% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

Fidelity Magellan Fund - Funds are designed to invest for capital appreciation in a broad range of equities of domestic, multinational and foreign companies.
This fund represented 6.4% and 8.3% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

Fidelity Managed Income Portfolio II - Funds are designed to invest in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 10.4% and 12.0% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

Growth Fund of America Class R5 - This fund is designed to provide long-term growth of capital by investing primarily in domestic common stocks. This fund was added as an investment option in 2004 and represented less than one percent of the Plan's investment in the Master Trust at December 31, 2004.

Spartan U.S. Equity Index Fund - This fund is designed to invest at least 80% of its assets in common stocks of the 500 companies that comprise the Standard &
Poor's 500 Index. This fund represented 3.2% and 3.8% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

T. Rowe Price Small-Cap Stock Fund - This fund is designed to invest at least
80% of its assets in equities of small companies. A small company is defined for this purpose as having a market capitalization that falls within the range of the companies in the Russell 2000 Index. This fund represented 4.4% and 3.0% of the Plan's investment in the Master Trust at December 31, 2004 and 2003,
respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust
--------------------------

Investment assets of the Plan are maintained in the Master Trust administered by
FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Master Savings Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 1 for a description of the fund options available at December 31, 2004.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

Valuation of Investments
------------------------

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings' common stock. Shares of L-3 Holdings' common stock are valued at the last reported quoted market price of a share on the last trading day of the year. The L-3 Stock Fund's unit price is computed by the
Trustee daily.

The Fidelity Managed Income Portfolio II is a stable value commingled trust managed by FMTC. This fund is stated at fair value as determined by the Trustee, which is generally $1.00 per unit.

Participant loans are valued at cost, which approximates fair value.

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

Investment Transactions and Investment Income
---------------------------------------------

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan's investment, as shown in the
Statement of Changes in Net Assets Available for Benefits, consists of the
Plan's proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures
-----------

Non-vested Company contributions are forfeited upon termination and are used by the Company to pay plan expenses and to reduce future Company contributions.
Forfeitures available were approximately $18,000 and $8,000 at December 31, 2004 and 2003, respectively.

Benefit Payments
----------------

Benefit payments are recorded when paid.

Plan Expenses
-------------

The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the
Company pays for administrative expenses. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties
-----------------------

The Plan provides for investment options in various mutual funds and the L-3
Stock Fund. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                                       10

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

3. MASTER TRUST

The fair value of the investments of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2004 and 2003 are presented in the table below. The Master Trust represents 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003. The Plan's percentage interest in the Master Trust was less than one percent at December
31, 2004 and 2003.



                                                               Master Trust                    Plan's Portion
                                                     -----------------------------------------------------------------
Fund                                                     2004             2003             2004              2003
-------------------------------------------------    -------------     ------------    -------------     -------------
                                                                              (in thousands)

INVESTMENTS AT FAIR VALUE AS DETERMINED
     BY QUOTED MARKET PRICE:
Calamos Growth Fund Class A                           $    57,775         $      -         $    237          $      -
Dodge & Cox Income Fund                                    21,983                -               27                 -
Dodge & Cox Stock Fund                                     31,558                -               93                 -
Fidelity Diversified International Fund                    47,677                -              231                 -
Fidelity Freedom 2000 Fund                                  8,749            7,340               42                34
Fidelity Freedom 2010 Fund                                 64,371           57,360               95                64
Fidelity Freedom 2020 Fund                                 42,274           26,681              397               225
Fidelity Freedom 2030 Fund                                 19,633           11,882              218               141
Fidelity Freedom 2040 Fund                                      -            1,608                -                 -
Fidelity Ginnie Mae Fund                                   44,098           45,371              251               184
Fidelity Growth & Income Portfolio                        108,394           96,541              335               239
Fidelity Magellan Fund                                    158,285          146,006              493               387
Fidelity OTC Portfolio                                          -           12,876                -                52
Growth Fund of America Class R5                            29,190                -               72                 -
INVESCO Dynamics Fund                                           -           39,261                -               128
INVESCO Small Company Growth Fund                               -            7,921                -                33
Janus Overseas Fund                                             -           37,591                -               154
Spartan U.S. Equity Index Fund                             65,120           45,038              248               179
T. Rowe Price Small-Cap Stock Fund                         72,449           33,525              340               139
                                                     -------------     ------------    -------------     -------------
                                                          771,556          569,001            3,079             1,959
                                                     -------------     ------------    -------------     -------------

INVESTMENTS AT ESTIMATED FAIR VALUE:
L-3 Stock Fund                                            296,317          163,886            3,656             2,013
Fidelity Managed Income Portfolio II                      245,239          204,132              806               564
Participant Loans (Interest Rates of 5.0% to
     7.0%)                                                 32,354           23,431              218               155
                                                     -------------     ------------    -------------     -------------
                                                          573,910          391,449            4,680             2,732
                                                     -------------     ------------    -------------     -------------

Total Investments                                     $ 1,345,466         $960,450         $  7,759          $  4,691
                                                     =============     ============    =============     =============


The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2004 is presented in the table below.



                                                                    Master Trust      Plan's Portion
                                                                   --------------     --------------
                                                                              (in thousands)

Net appreciation in fair value of investment:
   Registered investment companies                                  $     50,038        $      195
   L-3 Stock Fund                                                         77,422               956
                                                                   --------------      ------------
                                                                         127,460             1,151
Interest and dividend income                                              25,446               103
                                                                   --------------      ------------
Net increase in fair value                                          $    152,906        $    1,254
                                                                   ==============      ============


                                       11

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4. BENEFIT PAYMENTS

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination, at the participants' option, either in a lump sum or in periodic installments as provided for in the Plan document. Terminated participants who have an account balance in excess of
$5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC.
Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

5. LOANS

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent.
The maximum term of a loan is 5 years, or 30 years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are secured by the participant's vested account balance.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The
Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the
IRC.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the
Company to Fidelity Investments Institutional Operations Company, Inc. for
record keeping services were $2,250 for the year ended December 31, 2004.

The Plan's proportionate interest in the L-3 Stock Fund includes 48,777 shares of L-3 Holdings' common stock valued at approximately $3,572,000 at December 31,
2004 and 36,519 shares of L-3 Holdings' common stock valued at approximately
$1,876,000 at December 31, 2003.

8. TERMINATION PRIORITIES

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100 percent vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                                       12

                  Pursuant to the requirements of the Securities Exchange Act of
1934, the trustees of the Aviation Communications & Surveillance Systems 401(k)
Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                      Aviation Communications & Surveillance Systems 401(k) Plan
                      Registrant

Date: June 24, 2005

                      /s/ Michael T. Strianese
                      ---------------------------------------
                      Name:  Michael T. Strianese
                      Title: Senior Vice President, Chief Financial Officer
                      and Corporate Ethics Officer
                      of L-3 Communications Holdings, Inc.
                      (Principal Financial Officer)